Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2018 and 2017

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Sep. 30, 2018	Dec. 31, 2017	Jan 1, 2017
			Restated	Restated
	Note		(note 4)	(note 4)
Assets
Current assets
Cash and cash equivalents		$459,863	$356,499	$146,864
Trade and other receivables	6	151,540	155,522	152,567
Inventories	7	146,573	141,682	112,464
Prepaid expenses and other current assets		5,517	8,995	3,992
Other financial assets	8	6,175	2,841	3,397
Taxes receivable		3	3	17,319
		769,671	665,542	436,603
Receivables	6	38,685	32,459	32,648
Inventories	7	5,840	5,809	4,537
Other financial assets	8	18,592	22,461	30,848
Intangible assets - computer software		4,651	5,575	6,614
Property, plant and equipment	9	3,831,481	3,964,233	3,953,752
Deferred tax assets	16b	13,252	31,937	40,162
		$4,682,172	$4,728,016	$4,505,164
Liabilities
Current liabilities
Trade and other payables		$151,871	$199,117	$169,662
Taxes payable		8,122	10,794	4,419
Other liabilities	10	32,312	51,962	42,207
Other financial liabilities	11	10,660	26,760	13,495
Finance lease obligations	12	20,377	18,327	3,172
Long term debt	13	—	—	16,490
Deferred revenue	14	92,039	107,194	87,411
		315,381	414,154	336,856
Other financial liabilities	11	23,957	20,801	28,343
Finance lease obligations	12	58,397	66,246	9,760
Long term debt	13	976,252	979,575	1,215,674
Deferred revenue	14	484,914	494,736	528,835
Provisions	15	194,058	200,138	179,702
Pension obligations		12,340	22,221	28,379
Other employee benefits		103,329	108,397	89,273
Deferred tax liabilities	16b	318,275	309,403	328,263
		2,486,903	2,615,671	2,745,085
Equity
Share capital	17b	1,777,340	1,777,409	1,588,319
Reserves		(28,351)	(26,463)	(53,633)
Retained earnings		446,280	361,399	225,393
		2,195,269	2,112,345	1,760,079
		$4,682,172	$4,728,016	$4,505,164

Commitments (note 20)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2018	2017	2018	2017
			Restated		Restated
	Note		(note 4)		(note 4)
Cash generated from (used in) operating activities:
Profit for the period		$22,808	$36,304	$88,926	$45,413
Tax expense	16a	7,479	17,448	64,261	47,91374
Items not affecting cash:
Depreciation and amortization	5b	86,384	80,835	250,783	221,324
Share-based payment (recoveries) expenses	5c	(156)	6,324	(3,604)	9,444
Net finance expense	5e	35,707	43,506	108,063	128,252
Change in fair value of derivatives	5e	(1,422)	1,377	(5,893)	1,253
Change in deferred revenue related to stream	14	(26,624)	(21,975)	(70,122)	(69,111)
Change in taxes receivable/payable, net	21a	(762)	(4,984)	(11,565)	(9,420)
Unrealized (gain) loss on warrants	5e	(86)	1,974	(6,748)	(1,765)
(Gain) loss on investments	5e	(106)	(1,637)	4,019	(1,925)
Pension and other employee benefit payments, net of accruals		(345)	(2,375)	(1,789)	(5,393)
Other and foreign exchange		3,191	1,089	(5,453)	5,003
Taxes paid		(3,971)	(3,943)	(25,354)	(12,326)
Operating cash flow before change in non-cash working capital		122,097	153,943	385,524	358,662
Change in non-cash working capital	21a	(8,271)	13,954	(43,295)	51,481
		113,826	167,897	342,229	410,143
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(46,896)	(67,717)	(133,467)	(161,737)
Net sale (purchase) of investments		952	(2,245)	564	(2,016)
Release of (addition to) restricted cash		—	(91)	206	16,854
Net interest received		2,718	167	4,323	494
		(43,226)	(69,886)	(128,374)	(146,405)
Cash generated from (used in) financing activities:
Long term borrowing		—	25,000	—	25,000
Principal repayments		—	(150,194)	—	(281,439)
Interest paid on long-term debt		(37,375)	(36,921)	(74,750)	(52,741)
Financing costs		(5,452)	(11,070)	(16,006)	(21,533)
Sale leaseback		—	67,275	—	67,275
Payment of finance lease		(5,664)	(1,817)	(15,892)	(3,688)
Net proceeds from equity transactions		—	187,446	(69)	187,426
Dividends paid	17b	(2,019)	(1,912)	(4,045)	(3,686)
		(50,510)	77,807	(110,762)	(83,386)
Effect of movement in exchange rates on cash and cash equivalents		197	437	271	1,711
Net increase in cash and cash equivalents		20,287	176,255	103,364	182,063
Cash and cash equivalents, beginning of period		439,576	152,672	356,499	146,864
Cash and cash equivalents, end of period		$459,863	$328,927	$459,863	$328,927

For supplemental information, see note 21.

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
		2018	2017	2018	2017
			Restated		Restated
	Note		(note 4)		(note 4)

Revenue	5a	$362,649	$380,181	$1,120,593	$977,980
Cost of sales
Mine operating costs		191,103	179,880	571,655	492,734
Depreciation and amortization	5b	86,264	80,744	250,424	221,058
		277,367	260,624	822,079	713,792
Gross profit		85,282	119,557	298,514	264,188
Selling and administrative expenses		6,786	11,891	18,605	28,022
Exploration and evaluation		7,775	5,900	22,572	9,631
Other operating expense (income)	5d	5,122	(3,728)	13,181	(7,128)
Results from operating activities		65,599	105,494	244,156	233,663
Finance income	5e	(2,199)	(547)	(5,555)	(1,652)
Finance expenses	5e	37,906	44,053	113,618	129,904
Other finance (gain) losses	5e	(395)	8,236	(17,094)	12,085
Net finance expense		35,312	51,742	90,969	140,337

Profit before tax		30,287	53,752	153,187	93,326
Tax expense	16a	7,479	17,448	64,261	47,913

Profit for the period		$22,808	$36,304	$88,926	$45,413

Earnings per share
Basic and diluted		$0.09	$0.15	$0.34	$0.19

Weighted average number of common shares outstanding (note 18):
Basic and Diluted		261,271,942	238,053,797	261,271,441	237,533,962

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
		2017		2017
	2018	Restated	2018	Restated
		(note 4)		(note 4)
Profit for the period	$22,808	$36,304	$88,926	$45,413

Other comprehensive income (loss):
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign currency balances	3,855	12,537	(10,085)	23,059
	3,855	12,537	(10,085)	23,059

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain	2,112	11,516	10,459	8,218
Tax effect	328	(1,594)	(2,262)	(2,389)
	2,440	9,922	8,197	5,829

Transferred to income statement:
Wind up of subsidiaries	—	—	—	3,021
	—	—	—	3,021
Other comprehensive income (loss) net of tax, for the period	6,295	22,459	(1,888)	31,909

Total comprehensive income for the period	$29,103	$58,763	$87,038	$77,322

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign currency
	Share capital	Other capital	translation reserve	Remeasurement	Retained earnings	Total equity
	(note 17)	reserves	(Restated, note 4)	reserve	(Restated, note 4)	(Restated, note 4)

Balance, January 1, 2017	$1,588,319	$28,837	$(12,164)	$(70,306)	$225,393	$1,760,079
Profit	—	—	—	—	45,413	45,413
Other comprehensive income (loss)	—	—	26,080	5,829	—	31,909
Total comprehensive income (loss)	—	—	26,080	5,829	45,413	77,322
Contributions by and distributions to owners:
Equity issuance (note 17b)	195,295	—	—	—	—	195,295
Share issue costs, net of tax	(6,234)	—	—	—	—	(6,234)
Dividends (note 17b)	—	—	—	—	(3,686)	(3,686)
Total contributions by and distributions to owners	189,061	—	—	—	(3,686)	185,375

Balance, September 30, 2017	$1,777,380	$28,837	$13,916	$(64,477)	$267,120	$2,022,776
Profit	—	—	—	—	94,279	94,279
Other comprehensive (loss) income	—	—	(1,364)	(3,375)	—	(4,739)
Total comprehensive (loss) income	—	—	(1,364)	(3,375)	94,279	89,540
Contributions by and distributions to owners:
Share issue costs, net of tax	29	—	—	—	—	29
Dividends	—	—	—	—	—	—
Total contributions by and distributions to owners	29	—	—	—	—	29

Balance, December 31, 2017	$1,777,409	$28,837	$12,552	$(67,852)	$361,399	$2,112,345

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Remeasurement
	(note 17)	reserves	translation reserve	reserve	Retained earnings	Total equity
Balance, January 1, 2018	$1,777,409	$28,837	$12,552	$(67,852)	$361,399	$2,112,345
Profit	—	—	—	—	88,926	88,926
Other comprehensive (loss) income	—	—	(10,085)	8,197	—	(1,888)
Total comprehensive (loss) income	—	—	(10,085)	8,197	88,926	87,038

Contributions by and distributions to owners:
Share issue costs, net of tax (note 17b)	(80)	—	—	—	—	(80)
Warrants exercised (note 17b)	11	—	—	—	—	11
Dividends (note 17b)	—	—	—	—	(4,045)	(4,045)
Total contributions by and distributions to owners	(69)	—	—	—	(4,045)	(4,114)

Balance, September 30, 2018	$1,777,340	$28,837	$2,467	$(59,655)	$446,280	$2,195,269

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

1.	Reporting entity

On January 1, 2017, HudBay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three and nine months ended September 30, 2018 and 2017 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at September 30, 2018 include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc. and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate, molybdenum concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2017, and have been consistently applied in the preparation of these interim financial statements.

As a result of the application of IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the Group has amended the relevant accounting policies. Refer to the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 for full disclosure.

The Board of Directors approved these interim financial statements on October 31, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba Business Unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgment:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2017.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2017.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2017 and comparative periods.

As a result of the application of IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the Group has amended the relevant accounting policies. For full disclosure of these policies, refer to the disclosure documented in Hudbay’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

4.	New standards

New standards and interpretations adopted

(a)	IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

The Group applied these standards on January 1, 2018 retrospectively. Changes to previously reported balances are disclosed in Note 4(c).

(b)	IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. The Interpretations Committee concluded that the exchange rate should be the rate used to initially measure the non-monetary asset (prepaid asset) or liability (deferred credit) when the advance was made. If there were multiple advances, each receipt or payment would be measured at the date the non-monetary asset or liability is recognized. This interpretation is effective for annual periods beginning on or after January 1, 2018, is consistent with the Group’s existing policies, and therefore does not have any effect on the Group’s financial results.

(c)	New standards adopted - Impact Summary

Condensed Consolidated Interim Balance Sheet

		January 1, 2017
	As reported	IFRS 9	IFRS 15	Restated
Property, plant and equipment	$3,865,823	-	$87,929	$3,953,752
Deferred tax assets [1]	45,103	-	(4,941)	40,162
Deferred revenue (current)	65,619	-	21,792	87,411
Deferred revenue (non-current)	472,233	-	56,602	528,835
Deferred tax liabilities [1]	320,536	-	7,727	328,263
Reserves	(42,040)	(5,025)	(6,568)	(53,633)
Retained Earnings	216,933	5,025	3,435	225,393

1 Refer to note 16(b) for further information

		December 31, 2017
	As reported	IFRS 9	IFRS 15	Restated
Property, plant and equipment	$3,880,894	-	$83,339	$3,964,233
Deferred tax assets	35,989	-	(4,052)	31,937
Deferred revenue (current)	49,907	-	57,287	107,194
Deferred revenue (non-current)	448,137	-	46,599	494,736
Deferred tax liabilities	302,092	-	7,311	309,403
Reserves	(10,300)	(10,424)	(5,739)	(26,463)
Retained Earnings	377,146	10,424	(26,171)	361,399

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

Condensed Consolidated Interim Income Statement

	Three months ended September 30, 2017
	As reported	IFRS 9	IFRS 15	Restated
Revenue	$370,356	-	$9,825	$380,181
Depreciation and amortization	79,511	-	1,233	80,744
Finance expense	27,318	-	16,735	44,053
Other finance loss	11,450	(3,214)	-	8,236
Profit before tax	58,681	3,214	(8,143)	53,752
Tax expense	17,739	-	(291)	17,448
Profit for the period	40,942	3,214	(7,852)	36,304
Other comprehensive income for the period	25,098	(3,214)	575	22,459
Earnings per share - Basic and diluted	0.17	0.01	(0.03)	0.15

	Nine months ended September 30, 2017
	As reported	IFRS 9	IFRS 15	Restated
Revenue	$948,410	-	$29,570	$977,980
Depreciation and amortization	217,583	-	3,475	221,058
Finance expenses	80,146	-	49,758	129,904
Other finance loss	15,886	(3,801)	-	12,085
Profit before tax	113,188	3,801	(23,663)	93,326
Tax expense	48,965	-	(1,052)	47,913
Profit for the period	64,223	3,801	(22,611)	45,413
Other comprehensive income for the period	34,805	(3,801)	905	31,909
Earnings per share - Basic and diluted	0.27	0.02	(0.10)	0.19

Condensed Consolidated Interim Statement of Cash Flow

	Three months ended September 30, 2017
	As reported	IFRS 9	IFRS 15	Restated
Profit for the period	$40,942	$3,214	$(7,852)	$36,304
Tax expense	17,739	-	(291)	17,448
Depreciation and amortization	79,602	-	1,233	80,835
Net finance expense	26,771	-	16,735	43,506
Change in deferred revenue related to stream	(12,150)	-	(9,825)	(21,975)
Gain on investments at FVTPL	-	(1,637)	-	(1,637)
Loss on available-for-sale investments	1,671	(1,671)	-	-
Other and foreign exchange	995	94	-	1,089

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

	Nine months ended September 30, 2017
	As reported	IFRS 9	IFRS 15	Restated
Profit for the period	$64,223	$3,801	$(22,611)	$45,413
Tax expense	48,965	-	(1,052)	47,913
Depreciation and amortization	217,849	-	3,475	221,324
Net finance expense	78,494	-	49,758	128,252
Change in deferred revenue related to stream	(39,541)	-	(29,570)	(69,111)
Gain on investments at FVTPL	-	(1,925)	-	(1,925)
Loss on available-for-sale
investments	1,896	(1,896)	-	-
Other and foreign exchange	4,983	20	-	5,003

New standards and interpretations not yet adopted

(d)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts, which will cause, with limited exceptions, most leases to be recorded ‘on balance sheet’.

Hudbay has selected the modified retrospective approach as a result of the non-significant impact expected to the financial statements. The Company is currently quantifying the effect of this standard on the financial statements. During the third quarter, the Company continued its scoping of contracts across its operations and commenced a detailed review of contracts. The Company also began developing calculation methodologies and draft financial statement disclosures. On the transition date of January 1, 2019, the expectation is to recognize additional leases on the consolidated balance sheet, which will increase liability and property, plant and equipment balances. As a result of recognizing additional finance leases, the expectation is a reduction in cost of sales, as operating lease expense will be replaced by depreciation expense and finance expense.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

5.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
		(Restated)		(Restated)
Copper	$237,567	$263,999	$737,205	$646,089
Zinc	86,653	82,163	270,899	241,292
Gold	37,450	34,124	115,640	102,960
Silver	23,181	18,876	64,403	56,034
Other metals	6,750	4,383	12,419	11,647
	391,601	403,545	1,200,566	1,058,022
Adjustments from initial estimate [1]	(826)	6,768	(5,416)	(5,019)
	390,775	410,313	1,195,150	1,053,003
Treatment and refining charges	(28,126)	(30,132)	(74,557)	(75,023)
	$362,649	$380,181	$1,120,593	$977,980

1 Adjustments from initial estimate represent mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
		(Restated)		(Restated)
	2018	2017	2018	2017
Cost of sales	$86,264	$80,744	$250,424	$221,058
Selling and administrative expenses	120	91	359	266

	$86,384	$80,835	$250,783	$221,324

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(c)	Share-based payment (recoveries) expenses

Share-based payment (recoveries) expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended September 30, 2018
Cost of sales	$50	$—	$50
Selling and administrative	21	(257)	(236)
Other operating	30	—	30
	$101	$(257)	$(156)
Nine months ended September 30, 2018
Cost of sales	$(20	$—	$(20)
Selling and administrative	(1,402)	(2,081)	(3,483)
Other operating	(101)	—	(101)
	$(1,523	$(2,081)	$(3,604)
Three months ended September 30, 2017
Cost of sales	$635	$—	$635
Selling and administrative	3,917	1,397	5,314
Other operating	375	—	375
	$4,927	$1,397	$6,324
Nine months ended September 30, 2017
Cost of sales	$1,233	$—	$1,233
Selling and administrative	5,639	1,620	7,259
Other operating	952	—	952
	$7,824	$1,620	$9,444

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(d)	Other operating income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Regional costs	$1,798	$653	$3,711	$3,389

Constancia insurance recovery	—	(4,150)	—	(12,857)
Pampacancha delivery obligation	—	—	7,218	—
Other (income) expense	3,324	(231)	2,252	2,340
	$5,122	$(3,728)	$13,181	$(7,128)

During the first quarter of 2018, the Group recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals (“Wheaton”) as a result of the Group’s expectation that mining at the Pampacancha deposit will not begin until 2019.

During the first quarter of 2017, the Group accounted for amounts to be received from its insurers and counterparties to partially indemnify the Group for losses suffered as a result of an incident in 2015 that caused damage to Line 2 of the Constancia processing facilities and a delay in commissioning the process plant. These funds were received during 2017.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(e)	Finance income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
		(Restated)		(Restated)
Finance income	$(2,199)	$(547)	$(5,555)	$(1,652)
Finance expenses
Interest expense on long-term debt	19,531	20,845	58,245	65,978
Accretion on financial liabilities at amortized cost	313	326	940	979
Accretion on deferred revenue	16,108	16,735	48,427	49,758
Unwinding of discounts on provisions	1,171	1,038	3,447	3,043
Withholding taxes	2,373	2,437	7,074	7,244
Other finance expense	1,704	5,961	5,363	12,760
	41,200	47,342	123,496	139,762
Interest capitalized	(3,294)	(3,289)	(9,878)	(9,858)
	37,906	44,053	113,618	129,904
Other finance (gains) losses
Net foreign exchange losses (gains)	1,219	6,522	(8,472)	14,522
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Hudbay warrants	(86)	1,974	(6,748)	(1,765)
Embedded derivatives	(1,422)	1,377	(5,893)	1,253
Investments	(106)	(1,637)	4,019	(1,925)
	(395)	8,236	(17,094)	12,085

Net finance expense	$35,312	$51,742	$90,969	$140,337

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

Other finance expense relates primarily to fees on the Group’s revolving credit facilities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

6.	Trade and other receivables

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Trade receivables	$135,014	$119,055	$85,386
Fair value movements on provisionally priced receivables	3,680	17,427	12,538
Statutory receivables	9,091	13,961	43,808
Receivable from joint venture partners	758	2,808	—
Other receivables	2,997	2,271	10,835
	151,540	155,522	152,567
Non-current
Taxes receivable	17,782	14,394	12,424
Receivable from joint venture partners	19,303	16,414	18,681
Other receivables	1,600	1,651	1,543
	38,685	32,459	32,648
	$190,225	$187,981	$185,215

As at September 30, 2018, $7,241 (December 31, 2017 and January 1, 2017 - $10,905 and $42,273, respectively) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses.

The non-current receivable from joint venture partners is from the Group’s joint venture partner for the Rosemont project in Arizona.

7.	Inventories

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Stockpile	$21,654	$13,468	$9,368
Work in progress	14,094	14,552	9,100
Finished goods	63,263	71,906	54,583
Materials and supplies	47,562	41,756	39,413
	146,573	141,682	112,464
Non-current
Materials and supplies	5,840	5,809	4,537
	$152,413	$147,491	$117,001

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $246,854 and $727,946 for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 - $225,608 and $623,721, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

8.	Other financial assets

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Derivative assets	$6,175	$2,841	$3,397

Non-current
Investments at fair value through profit or loss	18,592	22,255	13,700
Restricted cash	-	206	17,148
	18,592	22,461	30,848
	$24,767	$25,302	$34,245

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

9.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Sep. 30, 2018	Cost	amortization	amount
Exploration and evaluation assets	$21,330	$—	$21,330
Capital works in progress	871,801	—	871,801
Mining properties	2,013,787	(778,084)	1,235,703
Plant and equipment	2,644,420	(941,773)	1,702,647
	$5,551,338	$(1,719,857)	$3,831,481

		Accumulated
		depreciation and
Dec. 31, 2017 (Restated)	Cost	amortization	Carrying amount
Exploration and evaluation assets	$23,010	$—	$23,010
Capital works in progress	933,531	—	933,531
Mining properties	1,975,061	(683,183)	1,291,878
Plant and equipment	2,536,019	(820,205)	1,715,814
	$5,467,621	$(1,503,388)	$3,964,233

		Accumulated
		depreciation and
Jan.1, 2017 (Restated)	Cost	amortization	Carrying amount
Exploration and evaluation assets	$15,015	$—	$15,015
Capital works in progress	844,759	—	844,759
Mining properties	1,852,705	(529,242)	1,323,463
Plant and equipment	2,385,995	(615,480)	1,770,515
	$5,098,474	$(1,144,722)	$3,953,752

10.	Other liabilities

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Provisions (note 15)	$14,409	$27,370	$14,367
Pension liability	13,196	19,401	24,635
Other employee benefits	2,847	2,756	2,356
Unearned revenue	1,860	2,435	849
	$32,312	$51,962	$42,207

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

11.	Other financial liabilities

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Derivative liabilities	$5,730	$16,140	$10,682
Warrants at fair value through profit and loss	—	6,961	—
Contingent consideration - gold price option	—	732	—
Other financial liabilities at amortized cost	2,817	2,630	2,813
Embedded derivatives	2,113	297	—
	10,660	26,760	13,495

Non-current
Contingent consideration - gold price option	—	—	570
Warrants at fair value through profit and loss	—	—	7,588
Other financial liabilities at amortized cost	19,497	19,938	20,185
Embedded derivatives	4,460	863	—
	23,957	20,801	28,343
	$34,617	$47,561	$41,838

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta Resource Corporation. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for contract derivatives, warrants and the gold option derivatives are recorded in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. A total of 22,391,490 warrants were issued which entitled the holders to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. As at September 30, 2018, all warrants had either been exercised or expired.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold was equal to or above $1,400/oz on May 4, 2018. The option represented a financial liability and was recorded at fair value at the acquisition date of New Britannia and was remeasured at each reporting date with the change in the fair value being recognized as unrealized gains or losses in finance income and expense. This option expired, unexercised, on May 4, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

12.	Finance lease obligations

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Total minimum lease payments	$83,204	$89,750	$13,720
Effect of discounting	(4,430)	(5,177)	(788)
Present value of minimum lease payments	78,774	84,573	12,932
Less: current portion	(20,377)	(18,327)	(3,172)
	58,397	66,246	9,760

Minimum payments under finance leases
Less than 12 months	22,196	20,186	3,508
13 - 36 months	41,324	40,253	6,667
37 - 60 months	19,684	29,311	3,545
	$83,204	$89,750	$13,720

The Group has entered into equipment leases for its South American and Manitoba business units which expire between 2020 and 2023 and with interest rates between 1.95% to 4.45%, per annum. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a finance lease asset, which was included as a non-cash addition to property plant and equipment, and a corresponding amount as a finance lease obligation. The fair value of the finance lease liabilities approximates their carrying amount.

13.	Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
Senior unsecured notes (a)	$985,066	$987,903	$986,574
Equipment finance facility (b)	-	-	50,267
Senior secured revolving credit facilities (c)	-	-	202,075
Less: Unamortized transaction costs - revolving credit facilities (d)	(8,814)	(8,328)	(6,752)
	976,252	979,575	1,232,164
Less: current portion	-	-	(16,490)
	$976,252	$979,575	$1,215,674

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(a)	Senior unsecured notes

Balance, January 1, 2017	$986,574
Transaction costs	(133)
Change in fair value of embedded derivative (prepayment option)	450
Accretion of transaction costs and premiums	1,012
Balance, December 31, 2017	$987,903
Change in fair value of embedded derivative (prepayment option)	(3,645)
Accretion of transaction costs and premiums	808
Balance, September 30, 2018	$985,066

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

(b)	Equipment finance facility

Balance, January 1, 2017	$50,267
Transaction costs	(326)
Payments made	(54,364)
Write-down of unamortized transaction costs	3,552
Accretion of transaction costs	871
Balance, December 31, 2017	$—

The equipment finance facility was repaid and extinguished during the third quarter of 2017 resulting in the write-down of unamortized transaction costs.

(c)	Senior secured revolving credit facilities

Balance, January 1, 2017	$202,075
Addition to Principal	25,000
Payments made	(227,075)
Balance, December 31, 2017	$—

On June 15, 2018, the Group entered into amendments to its two senior credit facilities to extend the maturity dates from July 14, 2021 to July 14, 2022 and to incorporate various amendments to the terms and conditions of the facilities to provide greater flexibility. The two facilities have substantially similar terms and conditions.

The South American business unit has $77,567 in letters of credit issued under the Peru facility to support its reclamation obligations. The Manitoba business unit has $53,851 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the senior credit facilities, no cash collateral is required to be posted.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(d)	Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2017	$6,752
Accretion of transaction costs	(3,291)
Transaction costs	4,867
Balance, December 31, 2017	$8,328
Accretion of transaction costs	(1,375)
Transaction costs	1,861
Balance, September 30, 2018	$8,814

14.	Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Wheaton over the life of the 777 and Constancia operations. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Augusta Resource Corporation entered into a precious metals stream transaction with Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

With the implementation of IFRS 15 as of January 1, 2018, the Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company now recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Furthermore, the Company now amortizes the deferred revenue balance using a higher base, by including the portion of mineral resources expected to be converted into mineral reserves over the life of the mine. Previously, deferred revenue was amortized over only proven and probable reserves.

The Group restated prior year comparative information to reflect the impact of the adoption of this standard in the Company’s interim financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

The following table summarizes changes in deferred revenue:

Balance, January 1, 2017 (Restated)	$616,246
Recognition of revenue	(88,744)
Accretion	66,414
Effects of changes in foreign exchange	8,014
Balance, December 31, 2017 (Restated)	$601,930
Recognition of revenue	(70,122)
Accretion	48,427
Effects of changes in foreign exchange	(3,282)
Balance, September 30, 2018	$576,953

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
		(Restated)	(Restated)
Current	$92,039	$107,194	$87,411
Non-current	484,914	494,736	528,835
	$576,953	$601,930	$616,246

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

15.	Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

	Decommissioning,
	restoration and	Deferred	Restricted
Sep. 30, 2018	similar liabilities	share units	share units	Other	Total
Current (note 10)	$1,372	$4,305	$8,369	$363	$14,409
Non-current	190,709	—	3,276	73	194,058
	$192,081	$4,305	$11,645	$436	$208,467

	Decommissioning,
	restoration and	Deferred	Restricted
Dec. 31, 2017	similar liabilities	share units	share units	Other	Total
Current (note 10)	$2,344	$6,623	$17,119	$1,284	$27,370
Non-current	197,697	—	2,290	151	200,138
	$200,041	$6,623	$19,409	$1,435	$227,508

	Decommissioning,
	restoration and	Deferred	Restricted
Jan. 1, 2017	similar liabilities	share units	share units	Other	Total
Current (note 10)	$1,054	$3,933	$8,451	$929	$14,367
Non-current	176,242	—	2,601	859	179,702
	$177,296	$3,933	$11,052	$1,788	$194,069

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

16.	Income and mining taxes

(a)	Tax expense:

The tax expense is applicable as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
		(Restated)		(Restated)
Current:
Income tax expense	$2,462	$7,422	$19,232	$10,953
Mining tax expense	2,270	1,506	16,980	11,238
Adjustments in respect of prior years	—	—	707	(445)
	4,732	8,928	36,919	21,746
Deferred:
Income tax - origination and reversal of temporary difference	3,937	9,185	28,814	25,355
Mining tax - origination and reversal of temporary difference	(555)	(665)	(534)	210
Adjustments in respect of prior years	(635)	—	(938)	602
	2,747	8,520	27,342	26,167
	$7,479	$17,448	$64,261	$47,913

(b)	Deferred tax assets and liabilities as represented on the condensed consolidated interim balance sheets

	Sep. 30, 2018	Dec. 31, 2017	Jan. 1, 2017
		(Restated)	(Restated)
Deferred income tax asset	$13,252	$31,937	$40,162

Deferred income tax liability	(301,564)	(291,665)	(310,772)
Deferred mining tax liability	(16,711)	(17,738)	(17,491)
	(318,275)	(309,403)	(328,263)
Net deferred tax liability balance, end of period	$(305,023)	$(277,466)	$(288,101)

As of January 1, 2017 the deferred tax assets and deferred tax liabilities attributable to Canada are disclosed as a net deferred tax asset. This follows from the amalgamation between HudBay Minerals Inc. and its former subsidiaries, Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and Hudson Bay Exploration and Development Company Limited.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(c)	Changes in deferred tax assets and liabilities:

	Nine months
	ended	Year ended
	September 30,	Dec. 31, 2017
	2018	(Restated)
Net deferred tax liability balance, beginning of year	$(277,466)	$(288,101)
Deferred tax (expense) recovery	(27,342)	16,542
OCI transactions	(2,262)	(3,845)
Items charged directly to equity	-	2,238
Foreign currency translation on the deferred tax liability	2,047	(4,300)
Net deferred tax liability balance, end of period	$(305,023)	$(277,466)

17.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Nine months ended			Year ended
	Sep. 30, 2018			Dec. 31, 2017
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of year	261,271,188	$1,777,409	237,271,188	$1,588,319
Equity issuance	—	—	24,000,000	195,295
Share issue costs, net of tax	—	(80)	—	(6,205)
Warrants exercised	963	11	—	—
Balance, end of period	261,272,151	$1,777,340	261,271,188	$1,777,409

During the nine months ended September 30, 2018, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $2,026 and $2,019 on March 29, 2018 and September 28, 2018 to shareholders of record as of March 9, 2018 and September 7, 2018, respectively.

On September 27, 2017, the Company issued 24,000,000 Hudbay common shares for net proceeds of $189,090 (net of tax and costs).

During the nine months ended September 30, 2017, the Company paid $1,774 and $1,912 on March 31, 2017 and September 29, 2017 to shareholders of record as of March 10, 2017 and September 8, 2017, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

18.	Earnings per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Basic and diluted weighted average common shares outstanding	261,271,942	238,053,797	261,271,441	237,533,962

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

19.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Sep. 30, 2018		Dec. 31, 2017		Jan. 1, 2017
				(Restated)		(Restated)
Recurring measurements	FV	CV	FV	CV	FV	CV
Loans and receivables
Cash and cash equivalents [1]	$459,863	$459,863	$356,499	$356,499	$146,864	$146,864
Restricted cash[1]	—	—	206	206	17,148	17,148
Trade and other receivables1, 2	159,672	159,672	142,199	142,199	116,445	116,445
Fair value through profit or loss
FV movements on provisionally priced receivables[3]	3,680	3,680	17,427	17,427	12,538	12,538
Non-hedge derivative assets[3]	6,175	6,175	2,841	2,841	3,397	3,397
Prepayment option - embedded derivatives[7]	7,625	7,625	3,980	3,980	4,430	4,430
Investments at FVTPL[4]	18,592	18,592	22,255	22,255	13,700	13,700
Total financial assets	655,607	655,607	545,407	545,407	314,522	314,522
Financial liabilities at amortized cost
Trade and other payables[1,2]	147,933	147,933	192,448	192,448	163,027	163,027
Finance leases	78,774	78,774	84,573	84,573	12,932	12,932
Other financial liabilities[5]	18,818	22,314	19,625	22,568	17,231	22,998
Senior unsecured notes[6]	1,032,264	992,691	1,082,740	991,883	1,040,178	991,004
Equipment finance facility[8]	—	—	—	—	50,267	50,267
Senior secured revolving credit facilities[8]	—	—	—	—	202,075	202,075
Unamortized transaction costs[8]	(8,814)	(8,814)	(8,328)	(8,328)	(6,752)	(6,752)
Fair value through profit or loss
Embedded derivatives[3]	6,573	6,573	1,533	1,533	86	86
Warrant liabilities[3]	—	—	6,961	6,961	7,588	7,588
Option liabilities[3]	—	—	732	732	570	570
Non-hedge derivative liabilities[3]	5,730	5,730	16,140	16,140	10,682	10,682
Total financial liabilities	1,281,278	1,245,201	1,396,424	1,308,510	1,497,884	1,454,477
Net financial liability	$(625,671)	$(589,594)	$(851,017)	$(763,103)	$(1,183,362)	$(1,139,955)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies.

[5]

These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 11). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 13) has been determined using the quoted market price at the period end.

[7]

Fair value of the prepayment option embedded derivative related to the long-term debt (note 13) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

–	Level 1:	Quoted prices in active markets for identical assets or liabilities;
–	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
–	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2018	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Movement of provisionally priced receivables	$—	$3,680	$—	$3,680
Non-hedge derivatives	—	6,175	—	6,175
Investments at FVTPL	18,592	—	—	18,592
Prepayment option embedded derivative	—	7,625	—	7,625
	$18,592	$17,480	$—	$36,072
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$6,573	$—	$6,573
Non-hedge derivatives	—	5,730	—	5,730
Warrant liabilities	—	—	—	—
	$—	$12,303	$—	$12,303

December 31, 2017 (Restated)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Movement of provisionally priced receivables	$—	$17,427	$—	$17,427
Non-hedge derivatives	—	2,841	—	2,841
Investments at FVTPL	21,973	282	—	22,255
Prepayment option embedded derivative	—	3,980	—	3,980
	$21,973	$24,530	$—	$46,503
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$1,533	$—	$1,533
Non-hedge derivatives	—	16,140	—	16,140
Option liability	—	732	—	732
Warrant liabilities	6,961	—	—	6,961
	$6,961	$18,405	$—	$25,366

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

January 1, 2017 (Restated)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Movement of provisionally priced receivables	$—	$12,538	$—	$12,538
Non-hedge derivatives	—	3,397	—	3,397
Investments at FVTPL	12,018	192	1,490	13,700
Prepayment option embedded derivative	—	4,430	—	4,430
	$12,018	$20,557	$1,490	$34,065
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$86	$—	$86
Non-hedge derivatives	—	10,682	—	10,682
Option liability	—	570	—	570
Warrant liability	7,588	—	—	7,588
	$7,588	$11,338	$—	$18,926

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. During the year ended December 31, 2017, the Group concluded that the value of the investment was unlikely to be recoverable and revalued the investment to zero.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2018, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2018, the Group had 40,000 tonnes of net copper swaps outstanding at an effective average price of $2.85/lb and settling across October 2018 to January 2019. At December 31, 2017, the Group had 34,500 tonnes of net copper swaps outstanding at an average fixed receivable price $3.10/lb, which settled across January 2018 to April 2018. The aggregate fair value of the transactions at September 30, 2018 was an asset position of $995 (December 31, 2017 and January 1, 2017 a liability position of $13,786 and $8,657, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At September 30, 2018 and December 31, 2017, the Group held no gold or silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At September 30, 2018, the Group held contracts for forward zinc purchased of 5,319 tonnes (December 31, 2017 – 2,808 tonnes) that related to forward customer sales of zinc. Prices range from $2,300 to $3,317 per tonne (December 31, 2017 – $2,534 to $3,292) and settlement dates extend to June 2019. The aggregate fair value of the transactions at September 30, 2018 was a net liability position of $550 (December 31, 2017 and January 1, 2017 – a net asset position of $487 and $1,372 respectively).

(c)	Embedded derivatives

Changes in fair value of provisionally priced receivables

The Group records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at September 30, 2018, the Group’s net position consisted of contracts awaiting final pricing for sales of 41,926 tonnes of copper (December 31, 2017 – 38,027 tonnes). As of September 30, 2018, there are also 479 tonnes of zinc (December 31, 2017 – 6,412 tonnes) awaiting final pricing. In addition, at September 30, 2018, the Group’s net position consisted of contracts awaiting final pricing for sales of 16,230 ounces of gold and 115,447 ounces of silver (December 31, 2017 – 24,553 ounces of gold and 172,886 ounces of silver).

As at September 30, 2018, the Group’s provisionally priced copper, zinc, gold and silver sales subject to final settlement were recorded at average prices of $2.83/lb (December 31, 2017 – $3.29/lb), $1.20/oz (December 31, 2017 – $1.51/oz), $1,202/oz (December 31, 2017 – $1,309/oz) and $14.64/oz (December 31, 2017 – $17.10/oz), respectively.

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at September 30, 2018, was a liability position of $3,680 (December 31, 2017 and January 1, 2017 – an asset position of $17,427 and $12,538 respectively). The aggregate fair value of other embedded derivatives at September 30, 2018, was a liability position of $5 (December 31, 2017 and January 1, 2017 – a liability position of $1,533 and $86, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

Prepayment option embedded derivative

The senior unsecured notes (note 13) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5e). The fair value of the embedded derivative at September 30, 2018 was an asset of $7,625 (December 31, 2017 and January 1, 2017 - an asset of $3,980 and $4,430, respectively).

Pampacancha delivery obligation

The Group has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Group’s expectation that mining at the Pampacancha deposit will not begin until 2019. The fair value of the embedded derivative at September 30, 2018 was a liability of $6,568 (December 31, 2017 – nil).

(d)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Augusta Resource Corporation which entitled the holders to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. As at September 30, 2018, all warrants had either been exercised or expired.

20.	Capital commitments

As at September 30, 2018, the Group had outstanding capital commitments in Canada of approximately $11,278 primarily related to committed long-lead orders for the paste plant and Stall concentrator, of which approximately $913 cannot be terminated by the Group, approximately $89,480 in Peru primarily related to sustaining capital costs, all of which can be terminated by the Group and approximately $163,152 in Arizona, primarily related to its Rosemont project, of which approximately $79,494 cannot be terminated by the Group.

21.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Change in:
Trade and other receivables	$(20,123)	$(23,307)	$(14,164)	$38,325
Other financial assets/liabilities	4,760	(207)	(13,767)	(4,060)
Inventories	7,287	(3,284)	(5,439)	(14,339)
Prepaid expenses	3,667	1,884	3,277	222
Trade and other payables	(3,551)	17,923	(24,525)	6,706
Change in taxes payable/receivable, net	762	4,984	11,565	9,420
Provisions and other liabilities	(1,073)	15,961	(242)	15,207
	$(8,271)	$13,954	$(43,295)	$51,481

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

(b)	Non-cash transactions:

During the nine months ended September 30, 2018, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

–

Remeasurements of the Group's decommissioning and restoration liabilities for the nine months ended September 30, 2018 led to a net decrease in related property, plant and equipment assets of $6,458 (nine months ended September 30, 2017 - $4,404) mainly as a result of higher discount rates.

–	Property, plant and equipment included $10,093 of net additions related to capital additions under finance lease (September 30, 2017- $6,589).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

22.	Segmented information

Corporate and other activities include the Group's exploration activities in Greenfield projects worldwide. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended September 30, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$165,877	$196,772	$—	$—	$362,649
Cost of sales
Mine operating costs	107,002	84,101	—	—	191,103
Depreciation and amortization	32,881	53,383	—	—	86,264
Gross profit	25,994	59,288	—	—	85,282
Selling and administrative expenses	—	—	—	6,786	6,786
Exploration and evaluation	2,552	3,470	—	1,753	7,775
Other operating expense	3,033	1,815	154	120	5,122
Results from operating activities	$20,409	$54,003	$(154)	$(8,659)	$65,599
Finance income					(2,199)
Finance expenses					37,906
Other finance gains					(395)
Profit before tax					30,287
Tax expense					7,479
Profit for the period					$22,808

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

Three months ended September 30, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$192,242	$187,939	$—	$—	$380,181
Cost of sales
Mine operating costs	100,990	78,890	—	—	179,880
Depreciation and amortization	32,374	48,370	—	—	80,744
Gross profit	58,878	60,679	—	—	119,557
Selling and administrative expenses	—	—	—	11,891	11,891
Exploration and evaluation	1,030	355	—	4,515	5,900
Other operating (income) and expenses	(544)	(3,269)	73	12	(3,728)
Results from operating activities	$58,392	$63,593	$(73)	$(16,418)	$105,494
Finance income					(547)
Finance expenses					44,053
Other finance losses					8,236
Profit before tax					53,752
Tax expense					17,448
Profit for the period					$36,304

Nine months ended September 30, 2018
					Corporate
					and other
	Manitoba	Peru	Arizona		activities	Total
Revenue from external customers	$525,364	$595,229	$—		—	$1,120,593
Cost of sales
Mine operating costs	315,182	256,473	—		—	571,655
Depreciation and amortization	91,782	158,642	—		—	250,424
Gross profit	118,400	180,114	—		—	298,514
Selling and administrative expenses	—	—	—		18,605	18,605
Exploration and evaluation	9,548	5,562	—		7,462	22,572
Other operating expense (income)	2,587	10,662	448		(516)	13,181
Results from operating activities	$106,265	$163,890	$(448	)$	(25,551)	$244,156
Finance income						(5,555)
Finance expenses						113,618
Other finance gain						(17,094)
Profit before tax						153,187
Tax expense						64,261
Profit for the period						$88,926

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

Nine months ended September 30, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$518,078	$459,902	$—	$—	$977,980
Cost of sales
Mine operating costs	286,924	205,810	—	—	492,734
Depreciation and amortization	94,927	126,131	—	—	221,058
Gross profit	136,227	127,961	—	—	264,188
Selling and administrative expenses	—	—	—	28,022	28,022
Exploration and evaluation	2,902	932	—	5,797	9,631
Other operating expense (income)	(54)	(7,650)	480	96	(7,128)
Results from operating activities	$133,379	$134,679	$(480)	$(33,915)	$233,663
Finance income					(1,652)
Finance expenses					129,904
Other finance losses					12,085
Profit before tax					93,326
Tax expense					47,913
Profit for the period					$45,413

September 30, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$663,298	$2,735,486	$887,224	$396,164	$4,682,172
Total liabilities	444,126	909,996	114,435	1,018,346	2,486,903
Property, plant and equipment	594,953	2,372,706	860,715	3,107	3,831,481

December 31, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$738,967	$2,750,114	$856,589	$382,346	$4,728,016
Total liabilities	510,506	932,423	110,945	1,061,797	2,615,671
Property, plant and equipment	619,476	2,503,900	836,759	4,098	3,964,233

January 1, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$730,240	$2,808,370	$822,498	$144,056	$4,505,164
Total liabilities	475,644	980,479	158,236	1,130,726	2,745,085
Property, plant and equipment	606,348	2,540,846	800,542	6,016	3,953,752

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2018 and 2017

23.	Events after the reporting period

On October 31, 2018, Hudbay entered into an agreement pursuant to which it will acquire the remaining 86% of the issued and outstanding common shares of Mason Resources Corp. ("Mason") that it does not already own. Under the agreement, Mason shareholders will receive $C0.40 in cash for each Mason common share owned. The transaction is expected to close in December 2018, subject to the approval of Mason shareholders and court approval of a plan of arrangement.